March 1, 2018
VIA EDGAR
Mr. John Cash
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Mail Stop 4631

Re:    Vista Outdoor Inc.
Form 10-K for the Year Ended March 31, 2017
Filed May 26, 2017
Form 10-Q for the Period Ended October 1, 2017
Filed November 9, 2017
Form 8-K
Filed August 10, 2017
Form 8-K
Filed November 9, 2017
File No. 1-36597

Dear Mr. Cash:
On behalf of Vista Outdoor Inc. (“we” or the “Company”), this letter responds to the comments contained in your letter dated February 8, 2018. For ease of reference, the numbered paragraphs below correspond to the numbered comments in your letter, with your comments presented in bold followed by our related response.
Form 10-Q for the Period Ended October 1, 2017
14. Contingencies, page 18

1.
It appears Savage Arms is defending several product liability lawsuits regarding the 10ML-II muzzleloader rifle. You have indicated that from time to time you are subject to various legal proceedings, and do not consider any of such proceedings that are currently pending, individually or in the aggregate to be material to your business. Given that Savage Arms is a party to pending litigation, please tell us whether there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred and whether the amount of that additional loss would be material. In that case, you should either disclose the estimated additional loss or range of loss that is reasonably possible, or state that such an estimate cannot be made. Refer to ASC 450-20-25 and ASC 450-20-50 for guidance as well as Question 2 of SAB Topic 5:Y.

We respectfully acknowledge the Staff’s comment and we advise the Staff that, as disclosed in our quarterly report on Form 10-Q for the period ended December 31, 2017, the Company is not currently involved in any legal matters that the Company believes individually or in the aggregate to be material to our business or likely to result in a material adverse impact on our financial condition, results of operations or cash flows. We have, and, for so long as this remains the case, will include disclosure to the effect that, except as otherwise disclosed, the resolution of any or all litigation in which the Company is involved is not expected to have a material effect on our financial condition, results of operations or cash flows.

There are currently two outstanding lawsuits associated with the 10ML-II muzzleloader rifle. We have accrued estimated losses for these lawsuits in accordance with ASC 450-20-25. The accrued amounts are less than what would be considered material both individually and in the aggregate and we believe, based on the evidence and our experience in resolving these types of lawsuits, that it is not reasonably possible that a loss exceeding amounts already recognized may have been incurred. In future filings, if applicable, and, to the extent these matters mature to the point where the Company determines that an additional loss is reasonably possible, the Company will disclose an estimate of the amount of possible loss or range of loss with respect to these matters, if material, or state that such an estimate cannot be made.
Form 8-K filed on August 10, 2017
Form 8-K filed on November 9, 2017

2.
We note your use of non-GAAP Measures in your press releases. In your outlook for fiscal year 2018, you appear to give more prominence to Adjusted EPS and Adjusted tax rate, rather than the comparable GAAP measure. Please revise your future filings to also include the most comparable GAAP measure when you present Adjusted EPS and Adjusted tax rate. Refer to Question 102.10 of the Compliance and Disclosure Interpretations (C&DIs) updated on May 17, 2016.

We respectfully acknowledge the Staff’s comment and will, when presenting Adjusted EPS and Adjusted Tax Rate guidance in future earnings releases, first present in the same bullet our forward-looking guidance using the most comparable GAAP measures. We note that we have already taken steps to implement the guidance provided by C&DI 102.10. Please refer to Exhibit A to this letter which provides an excerpt from our earnings release for the quarterly period ended December 31, 2017, furnished as Exhibit 99.1 to our Current Report on Form 8-K filed on February 8, 2018. You will note that, as required by C&DI 102.10, Adjusted Tax Rate and Adjusted EPS are preceded by their most directly comparable GAAP measures, Tax Rate and EPS.
* * * * *
If you have any questions, or if we can provide further information, please contact Douglas Brown at (801) 447-3150.

Very truly yours,
/s/ Anneliese Rodrigues

Interim Principal Financial Officer
Vista Outdoor Inc.

Exhibit A

Comparison of Vista Outdoor’s Regulation G discussion of non-GAAP measures in our earnings release regarding financial results for the quarterly period ended December 31, 2017, furnished with our Current Report on Form 8-K filed on February 8, 2018 (the “Fiscal Q3 Earnings Release”) versus the presentation of our earnings release regarding financial results for the quarterly period ended October 1, 2017, furnished with our Current Report on Form 8-K filed on November 9, 2017 (the “Fiscal Q2 Earnings Release”)

Clarifying additions to Fiscal Q3 Earnings Release are highlighted in yellow.

Vista Outdoor FY18 financial guidance:

•	Sales in a range of $2.24 billion to $2.26 billion.

•	Tax rate of approximately 55 percent, with an adjusted tax rate of approximately 22 percent.

•	EPS in a range of $(1.00) to $(0.90), with adjusted EPS in a range of $0.50 to $0.60.

•	Capital expenditures of approximately $65 million.

•	Free cash flow in a range of $175 million to $185 million.

•	Interest expense of approximately $50 million.

The guidance above does not include the impact of any future strategic acquisitions, divestitures, investments, business combinations or other significant transactions.